June 10, 2011
VIA EDGAR CORRESPONDENCE
Brian Cascio
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549-7553
Re:	Dresser Rand Group Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011 Form 10-Q for the quarter ended March 31, 2011 File No. 001-32586
Dear Mr. Cascio:
Enhancement of Dresser-Rand Group Inc.’s (“Dresser-Rand”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings. This letter sets forth the response of Dresser-Rand to the comment of the Staff contained in the Staff’s letter dated June 2, 2011.
For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.
     Form 10-Q for the quarter ended March 31, 2011
     Management’s Discussion and Analysis
     Total revenues, page 22
1.	In future filings please more fully describe the material factors contributing to significant changes in revenues as referred to in your disclosure. In that regard:
•	Please clarify the underlying business reasons that impacted the timing of bookings in 2010 and how specifically that led to a lower revenues in the same period of 2011;

•	Please further describe the trend for cycle times necessary to convert orders to shipments and how that impacted revenue; and

Mr. Brian Cascio
Securities and Exchange Commission

•	Please further describe why new unit bookings changed from the same period in the prior year.
In general, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new products, new markets and other significant matters. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response. In future filings, Dresser-Rand will more fully describe the material factors contributing to significant changes in revenues as referred to in its disclosures.
Dresser-Rand’s business can be impacted by various factors. Past effects included the global recession in 2008 and 2009 that negatively affected bookings in 2009. Generally, oil prices and other macroeconomic conditions that affect the oil and gas industry also have an impact on Dresser-Rand’s business over an extended period of time. On a quarterly or annual basis, however, there is typically not a meaningful correlation of those factors to Dresser-Rand’s periodic financial results.
Fluctuations in the revenues and bookings of Dresser-Rand’s new units segment are generally due to the variable timing and size of very large orders. This prompted the disclosure that the decline in new units bookings for the three months ended March 31, 2011, reflected the varying size and timing of bookings inherent in the new units business. This occurs because Dresser-Rand’s equipment in many cases is used in very large projects that take a significant amount of time to plan and execute, and such projects do not occur on a regular or consistent basis due to their size, location and relationship to global energy supply and demand. While a change in this type of project activity at a macroeconomic level will tend to have a corresponding overall effect on Dresser-Rand’s revenue, the timing of such effect on its quarterly or even annual revenues is not directly correlated because of the very long lead times required to evaluate the macroeconomic landscape and then plan and execute those projects.
The cycle times in the new units business (i.e., 12 to 15 months) are much longer than the aftermarket business, and the timing and size of orders have a much more significant impact on reported new units bookings and, ultimately, sales. For example, in March 2010, Dresser-Rand received three orders for the new units business that were much larger than any order received in the three months ended March 31, 2011. The decrease in bookings in the first quarter of 2011 was not attributable to macroeconomic factors. Rather, it was attributable to the typical variability of the timing and size of new unit orders. Excluding the impact of the

Mr. Brian Cascio
Securities and Exchange Commission

recession in 2009, quarterly new units bookings have fluctuated between approximately $100 million to over $400 million since 2006.
With regard to cycle times in the new units business, as indicated above, new units shipments will generally occur within 12 to 15 months after the booking. If there is a surge in new units bookings in the fourth quarter of a year and, in particular, in December, there is a reasonable possibility that those orders will not be shipped in the following year.
Dresser-Rand’s aftermarket business declined approximately 3.5% in the three months ended March 31, 2011, as compared to the corresponding period in 2010, a nominal fluctuation that we believe was not driven by changes in any particular underlying macroeconomic factors. Generally, we believe there is a reasonable expectation that aftermarket shipments will occur one quarter after the booking (e.g., orders booked in the fourth quarter of a year result in sales in the first quarter of the following year). However, in circumstances where there is a surge in aftermarket bookings in the third month of a quarter, it is not likely that all of those bookings will be shipped in the following quarter. While the business is generally steady on a quarter to quarter basis, it is not unusual for these timing issues to arise, causing the shipments to occur in a different period than would normally be expected. Consequently, Dresser-Rand included a brief discussion of the timing of bookings and the cycle times necessary to ship (i.e., one day to 12 months).
In connection with its response, Dresser-Rand acknowledges that:
•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dresser-Rand may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at (713) 354-5858.

Sincerely,
Raymond L. Carney Jr.
Vice President, Controller and
Chief Accounting Officer